FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of July, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)






                                SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



All relevant boxes should be completed in block capital letters.

   1.  Name of company                         2.  Name of shareholder having a major
                                                   interest

       COLT TELECOM GROUP PLC                      FMR Corp.


   3.  Please state whether notification       4.  Name of the registered holder(s) and,
       indicates that it is in respect of          if more than one holder, the number of
       holding of the shareholder named in 2       shares held by each of them
       above or in respect of a
       non-beneficial interest or in the
       case of an individual holder if it is
       a holding of that person's spouse or
       children under the age of 18

                                                   Colt Inc. 57,007,591
                                                   Fidelity International Limited  85,037,761
                                                   Fidelity Investors Limited Paertnership  313,073,111
                                                   The Colt Inc. 2001 Annuity Trust 77,739,173
                                                   The Colt Inc. 2002 Annuity Trust  82,723,580
                                                   The Colt Inc. 2003 Annuity Trust  172,215,436
                                                   The Colt Inc. 2001 Charitbale Trust  1,575,038
                                                   Edward C. Johnson Fund 9,715,293
                                                   Fidelity Foundation 9,810,218
                                                   Fidelity Non-Profit Management Foundation  43,687,020
                                                   Mourant Trust 665,200
                                                   Fidelity International Limited  57,007,591
                                                   Fidelity Investors Limited partnership  313,073,111


   5.  Number of        6.  Percentage of      7.  Number of shares/   8.  Percentage of
       shares/amount        issued class           amount of stock         issued class
       of stock             (any treasury          disposed                (any treasury
       acquired             shares held by                                 shares held by
                            company should                                 company should
                            not be taken                                   not be taken
                            into account                                   into account
                            when calculating                               when
                            percentage)                                    calculating
                                                                           percentage)
       COLT INC.               0.56%
       4,230,304
       FIDELITY
       INVESTORS
       LIMITED
       PARTNERSHIP
       4,230,304
       TOTAL
       8,460,608


  9.  Class of security                        10.  Date of            11.  Date company
                                                    transaction             informed

      ORDINARY                                      21ST TO 26TH            28TH JULY
                                                    JULY 2004               2004



  12.  Total holding following this             13.  Total percentage holding of issued
       notification                                  class following this notification
                                                     (any treasury shares held by company
                                                     should not be taken into account when
                                                     calculating percentage)

         853,249,421                                         56.47%


  14.  Any additional information             15.  Name of contact and telephone number
                                                   for queries

                                                   ADRIAN GOODENOUGH
                                                   020 7947 1677

  16.  Name and signature of authorised company official
       RESPONSIBLE FOR MAKING THIS NOTIFICATION

       ADRIAN GOODENOUGH



Date of notification 29th July 2004



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 29 July, 2004                                   COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary